SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 AMENDMENT NO. 1 TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934*

HOLIDAY RV SUPERSTORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

434902 10 2

(CUSIP Number)

Stephen Adams
2575 Vista del Mar Drive, Ventura CA 93001
Phone: (805) 667-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Check the following box if a fee is being paid with the statement (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7). ☐

CUSIP No. 434902 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Stephen Adams as the grantor and sole trustee of The Stephen Adams Living and Trust and as controlling person of AGHI Finance Co, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,750,000 (1)(2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 12,750,000 (1)(2)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,750,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 133.8% (2)

14.	Type of Reporting Person (See Instructions) IN

Footnotes of Facing Sheet for Stephen Adams

(1)                                  Includes 250,000 shares that have not been issued and will only be issued if the Issuer does not complete a committed sale and lease transaction with an affiliate of the Reporting Person.

(2)                                  Of the shares reported, (a) the following are owned by The Stephen Adams Living Trust:  3,000,000 shares represent shares of common stock issuable upon conversion of Series A Preferred Stock, 3,000,000 shares represent shares of common stock issuable upon conversion of Series AA-2 Preferred Stock, 1,500,000 shares issuable upon exercise of warrants to purchase common stock, and 250,000 shares are only issuable as provided in footnote (1), and (b) the following shares are owned by AGHI Finance Co, LLC:  3,200,000 shares represent shares issuable upon conversion of $1.6 million of convertible debt and 1,800,000 shares issuable upon exercise of warrants to purchase common stock.  Until requisite shareholder approval has been obtained, (i) the terms of the Series A Preferred Stock limit the conversion of the Series A Preferred Stock to an aggregate of 19.9% of the outstanding shares of common stock on January 8, 2002 and the related warrants to purchase 750,000 shares of common stock cannot be exercised, (ii) the Series AA-2 Preferred Stock is not convertible into common stock and the related warrants to purchase 750,000 shares of common stock cannot be exercised, and (iii) the $1.6 million convertible debt is not convertible into common stock and the related warrants to purchase 1,800,000 shares of common stock cannot be exercised.  A shareholder meeting has been scheduled in May 2002 at which the requisite shareholder approval will be sought.  For the purpose of this filing, shareholder approval is assumed so all of such shares are reported as convertible or exercisable into common stock.  Based on information provided by Issuer, there are 9,530,682 shares of its common stock outstanding.

Item 1.	Security and Issuer

                This statement relates to the common stock, $.001 par value, (the “Common Stock”) of Holiday RV Superstores, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 200 East Broward Street, Suite 920, Ft. Lauderdale, FL 33301.

Item 2.	Identity and Background
(a)

The name of the person filing this statement is:  Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust, a revocable trust, and as the controlling person of AGHI Finance Co, LLC, that acquired the securities which are the subject of this Schedule 13D.  The business address for the Reporting Person is 2575 Vista del Mar Drive, Ventura CA  93001.

(b)

The name of the person filing this statement is:  Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust, a revocable trust, and as the controlling person of AGHI Finance Co, LLC, that acquired the securities which are the subject of this Schedule 13D.  The business address for the Reporting Person is 2575 Vista del Mar Drive, Ventura CA  93001.

(c)

The name of the person filing this statement is:  Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust, a revocable trust, and as the controlling person of AGHI Finance Co, LLC, that acquired the securities which are the subject of this Schedule 13D.  The business address for the Reporting Person is 2575 Vista del Mar Drive, Ventura CA  93001.

(d)

During the last five years, the person filing this statement has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)

During the last five years, the person filing this statement has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Stephen Adams is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

                On January 8, 2002, The Stephen Adams Living Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit (the “Units”) consists of 100 shares of a newly created Series A Preferred Stock, warrants to purchase 5,000 shares of Common Stock and, if the Issuer does not complete a committed sale and lease transaction with an affiliate of the Reporting Person, 1,667.67 shares of Common Stock.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series A Preferred Stock convertible into 3,000,000 shares of Common Stock at the current conversion price, (b) warrants to purchase 750,000 shares of Common Stock at $.50 per share, and (c) 250,000 shares of Common Stock if the Issuer does not complete a committed sale and lease transaction with an affiliate of the Reporting Person.

                On March 20, 2002, The Stephen Adams Living Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit (the “Units”) consists of 100 shares of a newly created Series AA-2 Preferred Stock and warrants to purchase 5,000 shares of Common Stock.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series AA-2 Preferred Stock convertible, subject to the receipt of the requisite shareholder approval, into 3,000,000 shares of Common Stock at the current conversion price, and (b) warrants to purchase, subject to the receipt of the requisite shareholder approval, 750,000 shares of Common Stock at $.50 per share.

                Also, on March 20, 2002, AGHI Finance Co, LLC (“AGHI Finance”) a Delaware limited liability company controlled by Mr. Adams, entered into a loan transaction with the Issuer, pursuant to which AGHI Finance loaned Issuer $1,600,000 (the “Debt”) due March 20, 2003 with interest at the rate of 20% per annum, payable monthly.  Subject to receipt of the requisite shareholder approval, the Debt is convertible at the option of AGHI Finance into Issuer’s Common Stock at the lower of $.50 per share or the closing bid price of Issuer’s common stock on the trading day immediately prior to the conversion.  At a conversion price of $.50, the Debt is convertible, subject to receipt of requisite shareholder approval, into 3,200,000 shares of Issuer’s Common Stock.  As part of the loan transaction, AGHI Finance received a warrant, subject to receipt of the requisite shareholder approval, to purchase 1,800,000 shares of Issuer’s Common Stock at $.50 per share.  The Issuer has the right to pay a portion of the interest on the Debt and certain additional fees in shares of Issuer’s Common Stock or cash.

Item 4.	Purpose of Transaction

                The purchases herein reported by the Reporting Person were for investment purposes.  The Reporting Person also owns a controlling interest in Affinity Group Holding, Inc. (“AGHI”), a member-based marketing organization with complementary retail outlets in the United States.  AGHI operates the Good Sam Club, the President’s Club and the Coast to Coast Club for owners and operators of recreation vehicles and other recreation enthusiasts, including providing membership publications and products and services targeted to the recreational interests of club members.  AGHI also owns Camping World, a national specialty retailer of merchandise and services for RV owners, and one RV dealership.  There may be certain synergies between the Issuer and AGHI that the may be explored by the parties.  In March 2002, Issuer and Affinity Group, Inc. (“AGI”), a subsidiary of AGHI, entered into an endorsement agreement pursuant to which, for a royalty payment of $1,500,000, AGI granted Issuer a limited non-exclusive license to use AGI’s Good Sam trademarks.

(a) The Reporting Person may also make additional purchases of the Issuer’s securities.
(b) None at the present time.
(c)

An affiliate of the Reporting Person has agreed in principle to purchase, under certain circumstances, the real property in Las Cruces, New Mexico where the Issuer operates one of its recreational dealerships and to lease back the property to the Issuer under a triple net, long-term lease.  The Issuer has granted the Reporting Person or his assignee, a right of first refusal to purchase the Reporting Person’s retail locations at Las Cruces, New Mexico and Spartanburg, South Carolina.

(d)

None at the present time, but the securities purchase agreement pursuant to which the Reporting Person and others acquired the Units provides that the holders of a majority of the shares of the Series A Preferred Stock can request a designee to the Issuer’s board of directors upon 61days prior written notice.

(e)

The terms of the Series A Preferred Stock and the Series AA-2 Preferred Stock require the quarterly payment of the dividends on the outstanding shares of the respective preferred series at an annual rate of 10% of the issuance price of $100 per share.  In addition, if dividends are paid on the Common Stock, the holders of the shares of the respective preferred shares will be paid the same dividend as paid in respect to the Common Stock as if the shares of the Series A Preferred Stock had been converted into Common Stock.

(f) None at the present time.
(g)

Issuance of the Series A Preferred Stock required an amendment to the Issuer’s Certificate of Incorporation through the filing of a Certificate of Designation, Rights and Preferences of the Series A Preferred Stock.  Issuance of the Series AA-2 Preferred Stock required an amendment to the Issuer’s Certificate of Incorporation through the filing of a Certificate of Designation, Rights and Preferences of the Series AA-2 Preferred Stock.  The terms of the Series A Preferred Stock and the Series AA-2 Preferred Stock require the redemption of the Series A Preferred Stock and the Series AA-2 Preferred Stock at 125% of the issuance price in the event of a sale, merger and consolidation of the Issuer or in the event the requisite shareholder approvals are not obtained by May 3, 2002. Failure to obtain the requisite shareholder approval by May 3, 2002 is also a default under the Debt. Proceeds from the issuance of the Series AA-2 Preferred Stock and convertible debt were required to be used for working capital purposes, including payment of the royalty due to AGI under the Endorsement Agreement.

(h) None at the present time.
(i) None at the present time.
(j) None at the present time, except as set forth above.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person beneficially owns 12,750,000 shares of Common Stock or 133.8% of the Issuer’s currently outstanding Common Stock. Of the shares reported, 3,000,000 shares represent shares of Common Stock issuable upon conversion of Series A Preferred Stock, 3,000,000 shares represent shares of Common Stock issuable upon conversion of Series AA-2 Preferred Stock, 3,200,000 shares represent shares of Common Stock issuable upon conversion of $1,600,000 convertible debt, 1,500,000 shares represent shares issuable upon exercise of warrants to purchase Common Stock, and 250,000 shares are only issuable as provided in footnote (1) to the facing sheet to this Schedule 13D.  Reference is made to footnotes (1) and (2) to the facing sheet to this Schedule 13D.

(b)    The Reporting Person has the sole voting and dispositive power over 7,750,000 shares of Common Stock beneficially owned by The Stephen Adams Living Trust, representing approximately 81.3% of the Issuer’s currently outstanding Common Stock. and over the 5,000,000 shares beneficially owned by AGHI Finance Co, LLC, representing 52.5% of the Issuer’s currently outstanding Common Stock.

(c) During the past sixty days, the persons named in Item 5(a) did not make any purchases of the Issuer’s Common Stock except as described in Item 5(a) above.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        April 3, 2002

/s/ Stephen Adams
Stephen Adams